

October 6, 2010

Reed J. Killion
President and Chief Executive Officer
Uni-Pixel, Inc.
8708 Technology Forest Places, Suite 100
The Woodlands, TX 77381

>   **Re: Uni-Pixel, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 9, 2010**
>   **File No. 333-169279**

Dear Mr. Killion:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note that your disclosure assumes that a reverse stock split will be undertaken by the board of directors at a rate of 1-for-15 shares of common stock outstanding. Please confirm that a 1-for-15 reverse split will occur before you request acceleration of the date of effectiveness of your Form S-1.

Prospectus Cover Page

2.   Please note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Securities Act Rule 430A. See Regulation S-K Item 501(b)(2). Please revise to include all non-Rule 430A information here and throughout your document.

Where you can find more information, page 26

3.   Given your disclosure on page 13, it does not appear that you are eligible to incorporate by reference. Refer to General Instruction VII of Form S-1. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Scott D. Chenevert, Esq.
                Jones, Walker, Waechter, Poitevent, Carrère & Denègre LLP